SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On November 5, 2019, Hebron Technology Co., Ltd. (the “Company”) issued a press release announcing that it will hold its 2019 Annual Meeting of Shareholders on December 20, 2019, at 10:00 A.M., local time (9:00 P.M. ET on December 19, 2019), at C9, 99 Danba Rd, Putuo Qu, Shanghai, China, 200336. Shareholders as of the record date, close of business on November 4, 2019, will be entitled to vote at the meeting.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

99.1	Press release dated November 5, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

November 5, 2019	By:	/s/ Anyuan Sun
Anyuan Sun
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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